Exhibit 99.1

No. 49/08

Press Release and Early Warning Report

a)         Name and address of offeror:

    IAMGOLD Corporation ("IAMGOLD")
    401 Bay Street, Suite 3200
    PO Box 153
    Toronto, Ontario
    M5H 2Y4

b)
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On August 29, 2008, IAMGOLD filed with the Autorité des Marchés Financiers (the French financial services regulator) an offer to purchase (the "Offer") all of the issued and outstanding common shares of Euro Resources S.A. ("Euro Resources") at a purchase price of €1.20 per Share. The Offer was made pursuant to French securities laws and is exempt from take-over bid requirements of Canadian securities laws. The Offer opened on October 6, 2008 and ended on November 21, 2008. The Offer results (before reopening of the Offer, as described below) were announced by the French Autorité des Marchés Financiers on December 2, 2008. In connection with the Offer, IAMGOLD acquired today 40,397,360 common shares of Euro Resources.

c)
The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:

IAMGOLD holds 40,397,360 common shares of Euro Resources representing 66.67% of the issued and outstanding shares of Euro Resources.

d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control:

IAMGOLD holds, directly or indirectly through its subsidiary IAMGOLD-Québec Management Inc., 43,397,457 common shares of Euro Resources representing 71.62% of the issued and outstanding shares of Euro Resources.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

N/A.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

N/A.

e)	Market where the transaction or occurrence took place:

N/A

f)	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

On December 5, 2008, the aggregate value, in Canadian dollars, calculated on the basis of the exchange rate in effect on such date, of the consideration paid by IAMGOLD for the common shares of Euro Resources was $78,047,699.52 (€48,476,832).

g)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

EURO and the IAMGOLD group of companies have similar interests in the gold industry and share an economic interest in an asset, the Rosebel gold mine. IAMGOLD has a 95% indirect interest in Rosebel Gold Mines N.V., the owner of the mining rights and assets comprising the Rosebel gold mine; and EURO's principal business activity is its holding of the Rosebel Royalty. The Offer was motivated by IAMGOLD's desire to increase its economic interest in the Rosebel gold mine with a view to rationalizing the structure of the mine, and reducing cash costs at the mine by effectively eliminating royalty payments on a consolidated basis.

IAMGOLD may continue to acquire shares of Euro Resources including in the context of the reopened Offer from December 4, 2008 to December 17, 2008 announced on December 3, 2008. IAMGOLD Corporation may also acquire shares of Euro Ressources on the market during the reopened Offer.

In addition, IAMGOLD reserves the right to request from the Autorité des Marchés Financiers (the French financial services regulator) to proceed with a compulsory acquisition (retrait obligatoire) of the shares of Euro Ressources as provided under applicable French laws if, at the end of the re-opened Offer, it holds, directly or indirectly, more than 95% of the share capital and voting rights of Euro Ressources.  If such threshold is not reached at the end of the re-opened Offer, IAMGOLD reserves the right (x) to continue to purchase shares of Euro Ressources on the market, and, if it then meets all conditions set forth by applicable laws and regulations, (y) to implement all steps required in order to complete a compulsory acquisition (retrait obligatoire) of the shares of Euro Ressources. IAMGOLD intends, to the fullest extent possible, to implement a legal integration of Euro Ressources within the IAMGOLD group of companies, it being specified that the determination of the appropriate mechanism will require further analysis.

h)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A.

i)	The names of any joint actors in connection with the disclosure required by this report:

IAMGOLD-Québec Management Inc.

j)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror;

See (f) above.

k)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

N/A.

l)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

The Offer is made pursuant to French securities laws and is exempt from take-over bid requirements of Canadian securities laws pursuant to a decision of Canadian securities regulatory authorities which is effective in all Canadian provinces. The Offer is made concurrently in France and in Canada. The Offer is being made on the same terms and completion of the Offer is subject to the same conditions in both jurisdictions.

Copies of the IAMGOLD information note on the Offer, approved by the AMF, and of the document containing other information relating to the legal, financial and accounting characteristics of IAMGOLD are available free of charge from:
▪ IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
▪ Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18, France

These documents are also available on the AMF website at www.amf-france.org.
The information note and a translation into English may be consulted on
IAMGOLD's website at www.iamgold.com and under IAMGOLD's profile on
SEDAR at www.sedar.com.

The offer documents, relating to the Canadian offer are available free of charge from:
IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
These documents are also available on IAMGOLD website www.iamgold.com and SEDAR website www.sedar.com (IAMGOLD and Euro section)

ABOUT IAMGOLD
IAMGOLD is the top mid-tier gold producer, with annual production of almost one million ounces from eight gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Forward Looking Statement
This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Elaine Ellingham
President & CEO jconway@iamgold.com	SVP, Investor Relations & Communications eellingham@iamgold.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4743 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Astrid Villette: astrid.villette@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Clément Bénétreau: clement.benetreau@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.